SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No   X
                                 ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated April 26, 2002, in respect of the amendment of its US$3 billion credit facility.





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Press Release

For your business and technology editors

ABB signs amended US$ 3 billion credit facility

Agreement with 20 banks further strengthens financial flexibility

Zurich, Switzerland, April 26, 2002 - ABB, the global power and automation technology group, said today it has signed an amended US$ 3 billion committed credit facility with 20 banks - a further step in strengthening the company's financial flexibility.

"We are delighted that so many of our relationship banks have recommitted to ABB," said Peter Voser, chief financial officer. "This facility gives us committed financing and improved flexibility."

"The new facility is priced according to a credit rating table," added Voser. "We will pay LIBOR plus 125 basis points at our current rating level."

The credit facility, originally signed in December 2001, was amended to remove a credit rating trigger. Instead, the new facility includes market-based standard financial covenants.

In line with ABB's target of reducing net debt and extending the maturity profile of total debt, it will repay the facility by year-end, using operational cash flow, planned capital market issues and proceeds from asset disposals. ABB announced earlier this month that it planned to issue about US$ 2 billion in convertible and straight bonds in the second quarter of 2002.

An investor roadshow for ABB's straight bond issue will start on April 30, with planned launch and pricing in mid-May. ABB has mandated Barclays, Citigroup and Credit Suisse First Boston as joint lead managers and bookrunners for the straight bond issue.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 152,000 employees in more than 100 countries.


For more information please contact:
Media Relations:                          Investor Relations:
ABB Corporate Communications, Zurich      Switzerland: Tel. +41 43 317 38 04
Thomas Schmidt                            Sweden: Tel. +46 21 325 719
Tel:  +41 1 317 6492                      USA: Tel. + 1 203 750 7743
Fax: +41 43 317 7958                      investor.relations@ch.abb.com
media.relations@ch.abb.com




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABB LTD

Date:  April 26, 2002                        By:  /s/  BEAT HESS
                                                --------------------------------
                                                Name: Beat Hess
                                                Title:    Group Senior Officer



                                             By:  /s/ HANS ENHORNING
                                                --------------------------------
                                                Name: Hans Enhorning
                                                Title:    Group Vice President






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